Exhibit I-1(a)(i)

OFFER DOCUMENT

Dated 3 June 2010

RECOMMENDED, VOLUNTARY, CONDITIONAL OFFER

TO THE SHAREHOLDERS OF

MACONOMY A/S

(Registration number 13703973)

(ISIN: DK0010274174)

SUBMITTED BY

Deltek, Inc.

Lead financial advisor	Danish financial advisor

CONTENTS

1.	Introduction	3
2.	Important notices	4
3.	Information about the Tender Offer and Deltek	6
4.	Reasons for the Tender Offer and Deltek’s intentions with Maconomy	15
5.	Terms and conditions of the Tender Offer	16
6.	Taxation	22
7.	Dates concerning the Tender Offer	23
8.	Information about Maconomy	23
9.	Statement by the Board of Directors of Maconomy	28
10.	Definitions	28

1.	Introduction

The Tender Offer contained in this Offer Document has been prepared as a voluntary tender offer in accordance with Chapter 8 of the Danish Securities Trading Act (Consolidation Act No. 795 of 20 August 2009 as subsequently amended) and Executive Order No. 221 of 10 March 2010 on Takeover Bids (the “Executive Order”) issued by the Danish Financial Supervisory Authority (the “Danish FSA”).

Deltek is submitting this Tender Offer in order to acquire all of the Share Capital and voting rights in Maconomy, including in respect of any new Maconomy Shares issued within the Offer Period upon the exercise of Warrants, cf. section 3.4 below.

The Offer Document has been reviewed by the Danish FSA which has ascertained that it complies with the requirements for a voluntary tender offer under Section 3 cf. Section 5 of the Executive Order. Consequently, if Deltek completes the Tender Offer and as a result thereof obtains control over Maconomy as such term is defined pursuant to Section 31 (1) of the Danish Securities Trading Act, Deltek is exempt from making a subsequent mandatory tender offer to the remaining Maconomy shareholders, cf. Section 2(5) of the Executive Order.

Upon completion of the Tender Offer, Deltek intends to:

•	request that an extraordinary general meeting of Maconomy be convened to elect new members to the board of directors of Maconomy;

•	request authorisation from the shareholders at the extraordinary general meeting of Maconomy to apply for a de-listing of the Maconomy Shares from NASDAQ OMX; and

•

initiate a compulsory acquisition procedure in accordance with Sections 70-72 of the Danish Companies Act with a view to acquiring the remaining Maconomy Shares not acquired by Deltek in the Tender Offer.

This introduction is subject to the terms and conditions detailed in section 5 below.

This Offer Document and the acceptance form contain important information which should be read carefully before making any decision with respect to accepting the Tender Offer.

No person has been authorised to disclose information on behalf of Deltek or any other party other than as contained in this Offer Document. If information, other than disclosed in this Offer Document, is given or made, such information cannot be relied upon as having been authorised.

Capitalized terms used in this Offer Document are defined in section 10 below.

2.	Important notices

2.1	Choice of Law and Jurisdiction

The Tender Offer as well as any acceptance thereof shall be subject to Danish law and shall be subject to the jurisdiction of the City Court in Copenhagen or any other Danish court to which the City Court may refer matters relating to the Tender Offer.

2.2	Information regarding specific jurisdictions

This Tender Offer is not being made to shareholders whose participation in the Tender Offer requires an offer document, registration or measures other than those required by Danish law. This Tender Offer is not being made directly or indirectly in Canada, Australia or Japan or in any other jurisdiction in which the making of this Tender Offer or the acceptance thereof would be contrary to the laws of the relevant jurisdiction, and this Offer Document may not be distributed to Maconomy shareholders resident in such jurisdictions. Persons into whose possession this document may come are required to obtain all necessary information about any restrictions and to observe such restrictions.

United States shareholders

The Tender Offer is for the securities of a corporation organised under the laws of Denmark and is governed by Danish law and is subject to the jurisdiction of the Danish courts. The procedural and disclosure requirements of Denmark are different from those of the United States in certain material respects. The timing of payments, withdrawal rights, settlement procedures, and other timing and procedural matters of the Tender Offer are consistent with Danish practice, which differs from US domestic tender offer procedures.

The financial information relating to Maconomy included in this Offer Document has not been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP.

While the Tender Offer is being made available to Maconomy shareholders in the United States, the right to tender Maconomy Shares is not being made available in any jurisdiction in the United States in which the making of such Tender Offer or the right to tender such Maconomy Shares would not be in compliance with the laws of such jurisdiction.

The receipt of any cash pursuant to the Tender Offer by a Maconomy shareholder who is a US person will be a taxable transaction for US federal income tax purposes and under applicable US state and local laws. Each such Maconomy shareholder should consult and seek individual advice from an appropriate independent professional adviser.

It may be difficult for Maconomy shareholders in the United States to enforce their rights and any claim arising out of the US federal securities laws, since Maconomy is located outside of the United States, and some or all of its officers and directors are resident outside of the United States. Maconomy shareholders in the United States may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.

2.3	Language

This Offer Document has been prepared in a Danish version and an English version. In case of any inconsistencies between the two versions, the Danish version shall prevail.

2.4	Changes to the Tender Offer

Any changes to the terms and conditions of the Tender Offer will be announced through NASDAQ OMX Copenhagen A/S (“NASDAQ OMX”), electronic media and by means of a press release, if and to the extent required under applicable laws, rules and regulations.

2.5	Forward-looking statements

This Offer Document contains “forward-looking statements” with respect to certain of Deltek’s and/or Maconomy’s plans and their current goals and expectations relating to their future financial condition, performance and results and other similar matters. Forward-looking statements may be identified by words such as “believe”, “belief”, “expect”, “intend”, “may”, “plan”, “should”, “would” or other similar words. By their nature, forward-looking statements involve substantial risk and uncertainties because they relate to future events and circumstances which Deltek or Maconomy are not able to accurately predict or which are beyond the control of Deltek and/or Maconomy, including amongst other things, U.S. and Danish domestic and global economic business conditions, market-related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Deltek, Maconomy or their respective affiliates operate. As a result, the actual future financial condition, performance and results of Deltek or Maconomy may differ materially from the plans, goals and expectations set forth in any forward-looking statements. Before making a decision to tender Maconomy Shares in the Tender Offer, Maconomy Shareholders should be aware that the occurrence of any such event (or any of the additional events described as risk factors in Deltek’s filings with the U.S. Securities and Exchange Commission) could have a material adverse effect on Deltek’s and/or Maconomy’s future financial conditions, performance and results. Any forward-looking statement made by either Deltek or Maconomy speaks only as of the date of the Offer Document. Neither Deltek and/or Maconomy undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable laws, rules or regulations.

2.6	Purchases Outside of the Tender Offer

Maconomy shareholders should be aware that after the announcement of the Tender Offer, Deltek or its affiliates, advisors or any broker or other financial institution acting as its agent may, subject to applicable Danish and U.S. securities laws, rules and regulations, from time to time purchase or make arrangements to purchase Maconomy Shares outside of the Tender Offer from Maconomy shareholders who are willing to sell outside of the Tender Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Any such purchase will be made in accordance with applicable laws, rules and regulations. Any information about such purchases will be disclosed if and as required under Danish law and will, if so disclosed, be available on the NASDAQ OMX website (www.nasdaqomxnordic.com) for a limited period. Any information disclosed under Danish law will also be publicly disclosed in the United States through an appropriate news service if and in a manner as required under U.S. law.

3.	Information about the Tender Offer and Deltek

3.1	Tender Offer

Deltek, Inc. (“Deltek”) hereby makes a recommended, voluntary, conditional, public tender offer (the “Tender Offer”), to the shareholders of:

MACONOMY A/S

Registration number 13703973

Vordingborggade 18-22

2100 Copenhagen

Denmark

for the acquisition of all of the share capital (the “Share Capital”, each individual share being a “Maconomy Share”) and voting rights in Maconomy, including in respect of any new Maconomy Shares issued within the Offer Period upon the exercise of Warrants, cf. section 3.4 below, for a cash consideration of DKK 20.50 for each Maconomy Share of a nominal value of DKK 2 on the terms and conditions specified in this Tender Offer.

This Tender Offer has been recommended unanimously by the board of directors of Maconomy.

In this Offer Document, Maconomy A/S is referred to as Maconomy or the “Company”, and Maconomy including its subsidiaries and subsidiary undertakings is collectively referred to as the “Maconomy Group”.

3.2	Offer Period

The offer period commences on Thursday, 3 June 2010 and expires on Thursday, 1 July 2010, at 08.00 p.m. CET or at the expiry of any extension of the offer period as described in section 5 below (the “Offer Period”). Acceptances of the Tender Offer must be received by Nordea Bank Danmark A/S through the tendering Maconomy shareholders’ own custodian bank or stockbroker prior to the expiry of the Offer Period.

3.3	Offer Price

The Maconomy shareholders are offered DKK 20.50 in cash (the “Offer Price”) for each Maconomy Share of a nominal value of DKK 2.

If Maconomy makes any dividend payment or other distribution prior to the time of completion of this Tender Offer, the Offer Price shall be reduced by the aggregate dividend amount paid per Maconomy Share or the aggregate amount per Maconomy Share otherwise distributed (DKK by DKK).

The Maconomy Shares are listed on NASDAQ OMX. On 1 June 2010, the last Stock Exchange Day before the publication of an announcement by Maconomy concerning rumours in the press about the Tender Offer, the closing share price quoted on NASDAQ OMX was DKK 13.7 per Maconomy Share.

As of the last Stock Exchange Day before the publication of an announcement by Maconomy concerning rumours in the press about the Tender Offer, the Offer Price represented a premium of approximately 49.6 percent over the closing share price of the Maconomy Shares. The table below shows the volume-weighted average prices (“VWAP”) for Maconomy Shares on NASDAQ OMX for certain periods together with the premium represented by the Offer Price.

Period	Maconomy Share price(2) (DKK)	Offer Premium
1 June 2010 (1)	13.7	49.6%
30 days up to and including 1 June 2010 (1)	12.0	70.6%
90 days up to and including 1 June 2010 (1)	11.6	77.0%
180 days up to and including 1 June 2010 (1)	10.7	92.0%
365 days up to and including 1 June 2010 (1)	9.5	116.6%

Source: Bloomberg

(1)	The last Stock Exchange Day before the publication of an announcement by Maconomy concerning rumours in the press about the Tender Offer
(2)	Volume-weighted average price (except for the first entry in the above table where the closing share price is used)

3.4	Maconomy Share Options and Warrants

The Tender Offer does not comprise Share Options and Warrants. However, the Tender Offer is available to any Maconomy Shares which are issued pursuant to the exercise of Warrants and tendered within the Offer Period.

The Warrants that may be exercised within the Offer Period give the holders the right to subscribe for up to 1,238,000 new Maconomy Shares corresponding to nominally DKK 2,476,000.

3.5	Shareholder rights

Shareholders of Maconomy who accept the Tender Offer retain all shareholder rights, including voting rights and right to receive dividends, until such time as the Tender Offer has been completed.

3.6	Deltek

Founded in 1983, Deltek is a leading provider of enterprise applications software, services and solutions developed specifically for project-focused organizations. More than 12,000 customers worldwide rely on Deltek’s software solutions, spanning numerous project-focused industries and ranging in size from small organizations to large enterprises. These customers include, among others, professional services firms (such as architectural and engineering firms and consulting organizations) and government contractors (such as aerospace and defense contractors). In addition, over 10,000 organizations and professionals rely on Deltek’s innovative online govWin solution to find, capture and deliver on revenue-generating business development opportunities.

With Deltek’s software solutions, project-focused organizations can better measure business results, optimize performance, streamline operations, identify partners and win new business. Deltek’s software applications enable project-focused organizations to significantly enhance the visibility they have over all aspects of their operations by providing them increased control over their critical business processes, accurate, project-specific financial information and real-time performance measurements.

Deltek’s principal product families include:

•	Deltek Costpoint, which allows customers to manage complex project portfolios and to facilitate compliance with detailed regulatory compliance requirements;

•

Deltek Vision, which allows professional services firms to automate end-to-end business processes, such as project accounting, customer relationship management, resource management and time and expense management;

•	Deltek GCS Premier, which allows government contractors to respond quickly and accurately to variations in plans and profit projections, and to report and audit such plans and projections; and

•	Deltek Enterprise Project Management, which offers risk management and reporting tools for calculating, analyzing, sharing, consolidating and reporting on data.

Deltek’s revenues in 2009 exceeded USD 265 million and its net income for 2009 exceeded USD 21 million. As of 31 December 2009, Deltek’s total assets exceeded USD 291 million, including cash and cash equivalents in excess of USD 130 million. In addition, Deltek’s shareholders’ equity exceeded USD 40 million as of the end of 2009.

Deltek’s revenues for the quarter ended 31 March 2010 exceeded USD 63 million and its net income for the same period exceeded USD 4 million. As of 31 March 2010, Deltek’s total assets exceeded USD 291 million, including cash and cash equivalents in excess of USD 119 million. In addition, Deltek’s shareholders’ equity exceeded USD 47 million as of 31 March 2010.

Deltek has more than 1,100 employees worldwide and operates its business through the parent company (Deltek) and its 100 percent owned operating subsidiaries in the United States, Canada, the United Kingdom, Australia and the Republic of the Philippines.

The Deltek group structure is set out below:

Deltek’s corporate governance structure includes a board of directors and an executive management team. The members of the Board of Directors of Deltek are:

• Kevin T. Parker	Chairman of the Board, Chief Executive Officer and President

• Alok Singh	Lead Director

• Nanci E. Caldwell	Director

• Edward R. Grubb	Director

• Joseph M. Kampf	Director

• Steven B. Klinsky	Director

• Thomas M. Manley	Director

• Albert A. Notini	Director

• Janet R. Perna	Director

Kevin Parker has served as Deltek’s President and Chief Executive Officer since 2005 and as chairman of the board of directors since 2006. Alok Singh serves as Deltek’s lead director and works closely with Mr. Parker to promote effective governance in managing the affairs of the board of directors in its oversight of Deltek.

Deltek is a listed public company incorporated in the United States under the laws of the State of Delaware. Deltek’s common stock is traded on The NASDAQ Global Select Market under the symbol “PROJ.” The closing share price for Deltek’s common stock on 1 June 2010 was USD 7.83 per share.

As of 1 June 2010 there were approximately 67.4 million shares outstanding. As of 1 June 2010, Deltek had three major shareholders; the New Mountain Funds (comprising New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P. and Allegheny New Mountain Partners, L.P.) holding approximately 60 percent, the deLaski family (the founders of Deltek) holding approximately 9 percent, and Brown Brothers Harriman and Co. (a privately-held financial-services firm) holding more than 5 percent (based on publicly disclosed information as of 12 February 2010).

Additional information on Deltek is available on its website (www.deltek.com). Notwithstanding the foregoing, information contained on Deltek’s website is not incorporated by reference into, and does not constitute any part of, this Offer Document.

Deltek is making the Tender Offer with the intention of becoming the 100 percent owner of Maconomy, and not with any intention to resell the Maconomy Shares acquired in the Tender Offer to a third party. Accordingly, Deltek has no relationship or agreement with any third party with respect to the acquisition of Maconomy Shares, except for the retention of advisors to assist and advise Deltek in the Tender Offer and such other agreements that are detailed in this Offer Document, cf. sections 3.8, 3.12 and 3.13 below.

3.7	Existing Holdings of Maconomy Shares

The board of directors of Maconomy is authorised by resolution of the shareholders to acquire treasury shares within 10% of the Share Capital. As of the Offer Date, Maconomy held 110,000 Maconomy Shares in treasury, representing 0.51% of the Share Capital, all of which have been purchased to cover Maconomy’s outstanding Share Options.

As of the Offer Date, Deltek holds no Maconomy Shares. Deltek has not (directly or indirectly) bought Maconomy Shares at a higher price than the Offer Price within the last 12 months preceding the Tender Offer or acquired any rights to do so.

3.8	Agreements concerning Maconomy Shares and voting rights

Deltek has received irrevocable undertakings to accept or to procure the acceptance of the Tender Offer from the following parties:

Party providing irrevocable	Number of shares in respect of which irrevocable undertakings provided		% of Share Capital (excl. treasury shares)
Directors of Maconomy	359,420	(1)	1.68
Executives of Maconomy(2)	11,200	(1)	0.05
Danske Industrihuse A/S(3)	4,741,049		22.22
Lautruphøj 5-7 A/S(3)	834,375		3.91
Dema Holding A/S(3)	131,950		0.62
Jif ApS(4)	600,000		2.81
Nils Marstrand Holding ApS	1,686,004		7.90
Nils Marstrand	12,000		0.06

Total	8,375,998		39.26

(1)	Excluding number of shares which may be acquired upon exercise of Warrants and for which irrevocable undertakings have also been provided.
(2)	Executives include Hugo Dorph (CEO), Claus Thorsgaard and Jacob Thaning.
(3)	Controlled by Henrik Schimming (member of the board of directors in Maconomy).
(4)	Controlled by related party to Henrik Schimming (member of the board of directors in Maconomy)

Deltek is not part of, has not concluded, nor has Deltek any knowledge of any agreements regarding exercise of voting rights in respect of the Maconomy Shares. Furthermore, Deltek has not entered into agreements of importance for the Maconomy shareholders when assessing the Tender Offer.

3.9	Conditions

The completion of this Tender Offer is subject to the following conditions being either fulfilled or waived:

•

that at the expiry of the Offer Period, Deltek holds or has received valid acceptances of the Tender Offer in respect of an aggregate of more than 90% of Maconomy’s Share Capital and voting rights as determined pursuant to Section 70 of the Danish Companies act, including in respect of any new Maconomy Shares issued within the Offer Period upon the exercise of Warrants, cf. section 3.4 above;

•	that completion of the Tender Offer has not been precluded or materially obstructed by new legislation, court decisions, or decisions by public authorities;

•

that in the period from the release of the interim report of Q1 2010 on 28 April 2010 and until announcement of the result of the Tender Offer there have been no events, matters or circumstances that are likely to have a material adverse effect on the operations and business activities or financial position of the Maconomy Group as a whole, save for (i) any failure by the Maconomy Group to meet license revenue expectations for the second quarter of 2010, (ii) transaction costs incurred by the Maconomy Group in connection with the Tender Offer, and (iii) any event or change which is general to the economy as a whole. If the Offer Period is extended, Deltek shall not be able to rely on this condition with respect to any event, fact or circumstance that has occurred during any period prior to the most recent extension of the Offer Period;

•

that the Maconomy Group shall have operated its business in a manner which is consistent with the Maconomy Group’s ordinary course of business, including, but not limited to there being no announcement or payment of any dividend or distribution of funds to shareholders;

•

that approval under the relevant applicable competition laws from the relevant authorities have been obtained or the applicable waiting periods have expired or been terminated without action in all relevant jurisdictions;

•	that prior to the expiry of the Offer Period, the board of directors of Maconomy shall not have withdrawn or revised in any adverse way its recommendation of the Tender Offer;

•

that until the expiry of the Offer Period, the board of directors of Maconomy shall not have taken any steps providing for an accelerated vesting and/or exercise period for some or all of the Warrants and Share Options issued, except in respect of such Warrants that may be exercised within the Offer Period, cf. section 3.4 above; and

•

that until the expiry of the Offer Period, with the exception of any Maconomy Shares that are issued upon the exercise of Warrants that were granted prior to the Offer Period, Maconomy has not changed its registered share capital, changed its articles of association, issued Warrants or other instruments convertible into shares or sold or made any other disposition of any treasury shares, except any sale to Deltek.

Deltek reserves the right to waive in whole or in part one or more of the conditions of the Tender Offer.

Deltek is entitled to withdraw the Tender Offer if one or more of the abovementioned conditions have not been satisfied or waived at the expiry of the Offer Period (as and if extended). Any withdrawal of the Tender Offer will be announced through NASDAQ OMX, electronic media and by means of a press release, if and to the extent required under applicable laws, rules and regulations.

3.10	Distribution policy

Deltek does not intend to make or cause the payment of dividends or other distributions from Maconomy within 12 months from the completion of the Tender Offer.

3.11	Contact between Deltek and Maconomy prior to submission of the Tender Offer

Deltek has negotiated the Offer Price and the other terms and conditions to the Tender Offer with the board of directors and the management board of, and the advisors to, Maconomy. These negotiations resulted in Deltek having made the Tender Offer at DKK 20.50 per Maconomy share.

Prior to the commencement of the Tender Offer, Deltek conducted a confirmatory due diligence investigation of Maconomy.

3.12	Agreements with Maconomy, the board of directors or the board of management of Maconomy

Deltek has not, directly or indirectly, undertaken or offered to pay any remuneration to the board of directors or board of management of Maconomy in connection with the Tender Offer.

Deltek has not entered into any agreement concerning any post-acquisition compensation payable to any members of the board of directors of Maconomy or any member of Maconomy’s board of management.

Deltek, as well as any person acting in a common understanding with Deltek, has not concluded any agreement on amendments to any existing agreements on bonus schemes or similar incentive schemes to the board of directors or board of management of Maconomy, nor will any such agreement be concluded prior to the completion of the Tender Offer.

On 11 May 2010 Deltek and the board of directors (on behalf of Maconomy) have entered into an agreement according to which (i) Deltek shall pay to Maconomy a fixed lump sum of USD 1 million if the Tender Offer is not announced or completed (for any reason other than a competing offer which results in the board of directors withdrawing its recommendation of this Tender Offer) and (ii) Maconomy shall pay Deltek a fixed lump sum of USD 1 million in the event that a competing offer to acquire Maconomy or its business is supported by the board of directors of Maconomy.

On 3 June 2010 Deltek and the board of directors (on behalf of Maconomy) have entered into an agreement according to which the board of directors of Maconomy (i) in the Offer Period and until the announcement from Deltek that the Tender Offer is to be completed or withdrawn accepts to be bound by certain non-solicitation obligations in respect of competing offers, and (ii) in the period from when Deltek has announced that Deltek will complete the Tender Offer until and including the extraordinary general meeting where the existing board of directors will be replaced, will operate Maconomy in a manner which is consistent with Maconomy’s ordinary course of business and will not give any exit notices to holders of Warrants or Share Options or otherwise take steps to accelerate the vesting or exercise of Warrants or Share Options, except where prior written consent has been obtained from Deltek.

3.13	Other agreements

Deltek is aware of the existence of a bonus agreement dated 31 March 2010 entered into between Danske Industrihuse A/S, holding 22.22 percent of the Maconomy

Shares (excluding treasury shares), and Thomas Hartwig, chairman of the board of directors of Maconomy, pursuant to which Danske Industrihuse A/S will pay the chairman a bonus for the additional work that is required from him in connection with a third party making and completing a tender offer and which is intended to motivate the chairman to obtain the highest offer price possible. The bonus calculation is linear from a base level of an offer price of DKK 10 per Maconomy Share of nominally DKK 2, but a bonus is earned only if an offer price equals or exceeds DKK 15. Based on the Offer Price of DKK 20.50, the terms of the bonus agreement will result in the chairman of the board of directors receiving a cash bonus of DKK 2.15 million upon completion of the Tender Offer. No payment under this bonus agreement will be for the account of or otherwise have any financial impact on Maconomy.

Deltek confirms that no agreements, except as mentioned herein, have been concluded in relation to the Tender Offer of relevance to the assessment thereof.

4.	Reasons for the Tender Offer and Deltek’s intentions with Maconomy

Deltek believes that the completion of the Tender Offer would be beneficial to both Deltek and Maconomy. Deltek’s primary focus is on the market for government contractors and architecture and engineering firms, with approximately 90 percent of its revenues generated in the United States and 10 percent of its revenues generated internationally. Maconomy’s primary focus is on the broader professional services market, especially with respect to agencies, PR, consulting, audit, legal research and non-governmental organizations (NGOs). The majority of Maconomy’s revenue is generated in Europe, with 15 – 20 percent of its revenue being generated in the United States.

Deltek believes that the acquisition would provide Deltek with access to complementary capabilities resulting from Maconomy’s industry-deep experience with professional services organizations and its established reputation in Europe. In particular, Deltek believes that the acquisition would enhance Deltek’s ability to penetrate the architecture and engineering markets in Europe. Similarly, Deltek believes that Maconomy would benefit from Deltek’s reputation as a leading provider of project-focused solutions and its well-established footprint in US markets. Specifically, Deltek believes that the acquisition would enhance Maconomy’s ability to penetrate the market for professional services organizations in the United States.

Deltek and Maconomy also believe that they will benefit from sharing their experience and resources with respect to sales, marketing and product strategies, software product development, and approaches to product support.

Following extensive discussions with the Board of Directors and board of management of Maconomy, Deltek conducted a confirmatory due diligence investigation of Maconomy which has not changed Deltek’s belief that there are good prospects for integrating the Maconomy Group into the Deltek Group, and that an acquisition of Maconomy would strengthen the combined entities’ position as leading providers of enterprise applications software for project-focused organizations. Deltek believes that Maconomy and Deltek are a good strategic fit. For these reasons among others, Deltek has determined to submit this Tender Offer to the Maconomy Shareholders.

Deltek has negotiated the Offer Price and the other terms and conditions to the Tender Offer with the Board of Directors of Maconomy. These negotiations resulted in Deltek making this Tender Offer at DKK 20.50 per Maconomy Share, and this Offer Price has been recommended by the Board of Directors of Maconomy.

Deltek has no current intention to implement material changes to Maconomy’s organization, management or the terms of employment of the employees as a result of the Tender Offer. The business concept of Maconomy will be continued for the time being, and the future strategy of Maconomy will be assessed from time to time in connection with the integration of the two enterprises and in connection with the implementation of Deltek’s ongoing strategy process.

Upon completion of the Tender Offer, Deltek intends to:

•	request that an extraordinary general meeting of Maconomy be convened to elect new members to the board of directors of Maconomy;

•	request authorisation from the shareholders at a general meeting of Maconomy to apply for a delisting of the Maconomy Shares from NASDAQ OMX; and

•

initiate a compulsory acquisition procedure in accordance with Sections 70-72 of the Danish Companies Act with a view to acquiring the remaining Maconomy Shares not acquired by Deltek in the Tender Offer.

5.	Terms and conditions of the Tender Offer

Offeror	Deltek, Inc. 13880 Dulles Corner Lane Herndon, VA 20171 USA

Offer Price	The Maconomy shareholders are offered DKK 20.50 in cash for each Maconomy Share of a nominal value of DKK 2. If Maconomy makes any dividend payment or other distribution prior to the time of completion of this Tender Offer, the Offer Price shall be reduced by the aggregate dividend amount paid per Maconomy Share or the aggregate amount per Maconomy Share otherwise distributed (DKK by DKK). Any brokerage fees and other selling expenses shall be paid by the tendering Maconomy shareholders.

Compensation to Maconomy Shareholders	Deltek is not obliged to, and does not offer any compensation, to Maconomy shareholders pursuant to Section 344(2) of the Danish Companies Act, since Maconomy’s articles of association do not provide for any special rights or limitations that may be suspended in the case of a takeover, see Section 340 of the Danish Companies Act.

Offer Period	The offer period commences on Thursday, 3 June 2010 and expires on Thursday, 1 July 2010 at 08.00 p.m. CET, or at the expiry of any extension of the offer period as described in the section “Other Terms” below. Acceptances of the Tender Offer must be received by Nordea Bank Danmark A/S through the tendering Maconomy shareholders’ own custodian bank or stockbroker prior to the expiry of the Offer Period.

Acceptance Procedure

Maconomy shareholders wishing to accept the Tender Offer subject to the terms and conditions of the Offer Document shall contact their own custodian bank or stockbroker, requesting that acceptance of the Tender Offer is submitted to Nordea Bank Danmark A/S.

Shareholders wishing to accept the Tender Offer are requested to use the acceptance form attached to this Offer Document.

Maconomy shareholders should note that acceptance must be notified to their own custodian bank or stockbroker in due time for the custodian bank or stockbroker to process and submit the acceptance to Nordea Bank Danmark A/S before the Offer Period expires.

Announcement of the Result of the Tender Offer

Deltek will announce the result of the Tender Offer through NASDAQ OMX and electronic media as soon as possible and in any event no later than three Stock Exchange Days after expiry of the Offer Period. If the Offer Period is not extended, Deltek expects that this announcement will be made on or before Tuesday, 6 July 2010.

Any such announcement will state that either all conditions to the Tender Offer have been satisfied or waived and that the Tender Offer will therefore be completed or, alternatively, that certain conditions have not been satisfied or waived, and therefore that the Tender Offer is withdrawn.

Conditions

The completion of this Tender Offer is subject to the following conditions being either fulfilled or waived:

•        that at the expiry of the Offer Period, Deltek holds or has received valid acceptances of the Tender Offer in respect of an aggregate of more than 90% of Maconomy’s Share Capital and voting rights as determined pursuant to Section 70 of the Danish Companies act, including in respect of any new Maconomy Shares issued within the Offer Period upon exercise of Warrants, cf. section 3.4 above;

•        that completion of the Tender Offer has not been precluded or materially obstructed by new legislation, court decisions, or decisions by public authorities;

•        that in the period from the release of the interim report of Q1 2010 on 28 April 2010 and until announcement of the result of the Tender Offer there have been no events, matters or circumstances that are likely to have a material adverse effect on the operations and business activities or financial position of the Maconomy Group as a whole, save for (i) any failure by the Maconomy Group to meet license revenue expectations for the second quarter of 2010, (ii) transaction costs incurred by the Maconomy Group in connection with the Tender Offer, and (iii) any event or change which is general to the economy as a whole. If the Offer Period is extended, Deltek shall not be able to rely on this condition with respect to any event, fact or circumstance that has occurred during any period prior to the most recent extension of the Offer Period;

•        that the Maconomy Group shall have operated its business in a manner which is consistent with the Maconomy Group’s ordinary course of business, including, but not limited to there being no announcement or payment of any dividend or distribution of funds to shareholders;

•        that approval under the relevant applicable competition laws from the relevant authorities have been obtained or the applicable waiting periods have expired or been terminated without action in all relevant jurisdictions;

•        that prior to the expiry of the Offer Period, the board of directors of Maconomy shall not have withdrawn or revised in any adverse way its recommendation of the Tender Offer;

•        that until the expiry of the Offer Period, the board of directors of Maconomy shall not have taken any steps providing for an accelerated vesting and/or exercise period for some or all of the Warrants and Share Options issued, except in respect of such Warrants that may be exercised within the Offer Period, cf. section 3.4 above; and

•        that until the expiry of the Offer Period, with the exception of any Maconomy Shares that are issued upon the exercise of Warrants that were granted prior to the Offer Period, Maconomy has not changed its registered share capital, changed its articles of association, issued Warrants or other instruments convertible into shares or sold or made any other disposition of any treasury shares, except any sale to Deltek.

Deltek is entitled to withdraw the Tender Offer if one or more of the abovementioned conditions have not been satisfied or waived at the expiry of the Offer Period (as and if extended). Any withdrawal of the Tender Offer will be announced through NASDAQ OMX, electronic media and by means of a press release, if and to the extent required under applicable laws, rules and regulations.

Deltek has no obligation to acquire any Maconomy Shares and shall not be deemed to have acquired any Maconomy Shares pursuant to this Tender Offer unless and until Deltek has published a notification to the effect that all of the preceding conditions have been satisfied or waived by Deltek and that the Tender Offer is being completed.

Deltek reserves the right in its sole discretion to waive in whole or in part one or more of the conditions set forth above, purchase the Maconomy Shares tendered and complete the Tender Offer even though one or more of the above conditions is not satisfied, in whole or in part.

Other Terms	Deltek reserves the right to extend the Offer Period by at least 14 calendar days on one or more occasions in accordance with applicable rules. Notification of any such extension will be announced by Deltek through NASDAQ OMX and electronic media prior to the expiry of the Offer Period. Any extension of the Offer Period and/or any increase of the Offer Price will not constitute a new Tender Offer. Shareholders who have accepted the Tender Offer will continue to be bound by their acceptances if the Offer Period is extended and/or the Offer Price is increased. If the Offer Price is increased, shareholders who have accepted the Tender Offer at a lower Offer Price will automatically be entitled to such increased Offer Price if the Tender Offer is completed. The Offer Period will be a maximum of 10 weeks, except that Deltek may extend the Offer Period for more than the 10 weeks calculated from the date of publication of the Offer Document by four weeks at a time, but no more than four months from publication of the Offer Document, in order to obtain approval from relevant competition authorities.

Deltek reserves the right to purchase Maconomy Shares during the Offer Period outside the Tender Offer in the open market at prevailing prices or in private transactions at negotiated prices, as described above. Any such purchase will be made in accordance with applicable rules.

Acceptances of the Tender Offer are binding and irrevocable unless Deltek announces through NASDAQ OMX and electronic media that the Tender Offer will be withdrawn. However, if a competing tender offer at a higher price than the Offer Price is published during the Offer Period on terms and conditions that are not less favourable to the tendering shareholders than the terms and conditions set forth in this Offer Document, all acceptances will be cancelled automatically unless Deltek matches or exceeds such higher offer price within 10 calendar days of publication of the competing offer(s). If Deltek matches or exceeds such higher Offer Price, Deltek will extend the Tender Offer for a period of not less than 14 calendar days and Maconomy shareholder acceptances will not be cancelled and the shareholders that accepted the Tender Offer shall remain legally bound by their acceptances.

During the Offer Period and until completion has occurred, shareholders accepting this Tender Offer will retain all shareholder rights pertaining to the Maconomy shares.

All Maconomy Shares sold to Deltek according to this Tender Offer shall be free and clear of any lien, claim, charge, option, encumbrances and any other third party rights.

Financing	The proposed consideration for Deltek’s proposed acquisition of the Maconomy Shares will be financed by Deltek’s cash resources.

Settlement	Settlement for Maconomy shareholders who have agreed to sell their Maconomy Shares pursuant to the Tender Offer will take place through the shareholders’ own custodian banks or stockbrokers as soon as possible and in any event no later than three Stock Exchange Days after Deltek’s announcement through NASDAQ OMX and electronic media that the conditions for completion of the Tender Offer have been met or waived. The announcement will state the final settlement date, which is expected to be Friday, 9 July 2010. Any brokerage and other selling expenses charged by the tendering Maconomy shareholder’s custodian banks or stockbrokers shall be paid by the tendering Maconomy shareholders.

Settlement Agent	Nordea Bank Danmark A/S Securities Operations – CA Post Box 850 0900 Copenhagen Denmark Tel: + 45 33 33 50 92 Fax: + 45 33 33 31 82

Documents	Deltek will ask Maconomy to send by mail a copy of the offer advertisement together with this Offer Document and the announcement from Maconomy’s board of directors at Deltek’s expense to registered Maconomy shareholders, except to those Maconomy shareholders in such jurisdictions in which the distribution of the offer advertisement and/or Offer Document would be contrary to the law or otherwise restricted, including Canada, Australia and Japan. Additional copies of this Offer Document are available on request from Nordea Bank Danmark A/S and will also be available on www.maconomy.dk and www.deltek.com. Notwithstanding the foregoing, information contained on Deltek’s and Manonomy’s websites is not incorporated by reference into, and does not constitute any part of, this Offer Document.

Governing Law and Jurisdiction

The Tender Offer as well as any acceptance thereof is subject to Danish law.

Any dispute arising in connection with the Tender Offer shall be subject to the jurisdiction of the City Court in Copenhagen or any other Danish court to which the City Court may refer matters relating to the Tender Offer.

Financial Advisors to Deltek	Arma Partners (Lead financial advisor) 16 Berkeley Street London W1J 8DZ United Kingdom Nordea Corporate Finance (Danish financial advisor) Strandgade 3 Post Box 850 0900 Copenhagen Denmark

Legal Advisors to Deltek	Bech-Bruun (with respect to Danish law) Langelinie Allé 35 2100 Copenhagen Denmark

DLA Piper LLP (US) (with respect to the laws of the United States) 6225 Smith Avenue Baltimore Maryland 21224 USA

Enquiries in connection with the Tender Offer can be made to:	Deltek, Inc. 13880 Dulles Corner Lane Herndon, VA 20171 USA
Attention: David Schwiesow, General Counsel Tel: + 1 703 885 9933

Nordea Corporate Finance Strandgade 3 Post Box 850 0900 Copenhagen Denmark Attention: Torben Hansen Tel: + 45 33 33 35 67

6.	Taxation

Any tax consequences for Maconomy shareholders tendering their Maconomy Shares under the Tender Offer depend on the specific circumstances of each individual

Maconomy shareholder. Each Maconomy shareholder is thus encouraged to seek independent advice from its own tax advisor on what specific tax consequences the Tender Offer and acceptance thereof will have for the shareholder.

7.	Dates concerning the Tender Offer

The dates that relate to the Tender Offer are set out below.

Date	Announcement Content
3 June 2010	Launch of the Tender Offer
1 July 2010	Expected expiry of Offer Period
6 July 2010	Expected announcement of the result of the Tender Offer
9 July 2010	Expected settlement of the Tender Offer

8.	Information about Maconomy

The information about Maconomy set out below is based on publicly available information only, including Maconomy’s annual report 2009 and the interim report for Q1 2010. Deltek has not made any independent verification hereof. Additional information on Maconomy is available on its website (www.maconomy.dk). Notwithstanding the foregoing, information contained on Maconomy’s website is not incorporated by reference into, and does not constitute any part of, this Offer Document.

8.1	Brief overview

Maconomy was founded in 1989 and listed on NASDAQ OMX in 2000. Maconomy delivers business solutions and consulting to professional services organisations. Maconomy’s solutions create a natural relation between people and processes and provide the basis for overview, follow-up and decision-making in a way which provides human as well as financial gain.

Maconomy has an industry-deep approach to professional services organisations and provides six software solutions and services with a significant value increase to all professional services organisations. Maconomy’s clients are characterised as project-based companies whose challenges include the management of projects, clients, resources and know-how.

Maconomy’s client base comprises more than 126,000 active users (licences) with more than 600 clients in 58 countries.

At year-end 2009 Maconomy had 211 employees across 6 offices in Denmark, Sweden, Norway, the UK, Benelux and the US.

8.2	Product portfolio

The core of Maconomy’s product portfolio is a standard Maconomy solution. The current version is Maconomy X1, released in April 2009. Maconomy delivers solutions customised for specific industries, including:

•	Agencies

•	PR

•	Consulting

•	Audit

•	Legal

•	Research

•	Non-governmental organizations (NGOs)

Maconomy is implemented as a fully integrated ERP system with the majority of clients. The solutions are web-based and follow the client’s business processes, including the time registration of each individual employee.

People Planner is Maconomy’s resource and project planning tool for efficient management and follow-up.

Maconomy AnalytiX is a report and analysis suite based on the widely recognised Business Intelligence Platform from Business Objects™.

8.3	Business model

Licence sales are the driving force in Maconomy’s business model, but total revenue includes the following components:

•	Licence revenue (new clients and after-sales to existing clients)

•	Support and maintenance subscriptions

•	Services (consulting services, implementation services, training, etc.)

Maconomy’s solutions are intended for companies with around a 100 up to several thousand employees dispersed on several locations in several countries. Accordingly, the size and complexity of new solution sales vary considerably.

A Maconomy solution is a long-term investment for the client. After the preliminary sale, the client will often require further consulting services, purchase licences for new employees and purchase additional software modules. Upgrades of the software solution are released approximately every two years.

8.4	Key figures for the Maconomy Group

DKK’000	2005	2006	2007	2008	2009	Q1 2010	Q1 2009
Revenue	141,172	179,523	223,249	231,283	220,081	56,667	52,091
EBITDA	(19,764)	(9,824)	7,072	8,961	20,060	2,462	(815)
EBIT	(21,871)	(12,451)	2,441	1,155	11,392	154	(3,146)
Financial income, net	2,121	1,497	(619)	159	1,105	1,783	1,409
Profit/loss before income tax	(19,750)	(10,954)	1,822	1,314	12,496	1,937	(1,737)
Profit/loss for the year	(18,799)	(15,652)	1,075	159	22,056	1,759	(1,431)
Comprehensive income	(17,980)	(115,890)	435	(5,555)	23,187	2,343	(902)
Balance sheet
Share capital	38,810	39,461	39,574	41,554	42,874	42,874	41,787
Equity	74,574	60,900	62,232	75,982	101,796	103,650	75,636
Deferred income tax assets	9,765	5,165	5,138	5,208	15,601	15,727	5,556
Receivables	60,453	75,418	87,524	81,263	98,643	73,189	58,596
Cash and securities	66,719	52,671	44,744	40,859	42,555	52,234	52,728
Total assets	144,989	143,215	151,706	167,462	209,467	196,929	160,840
Financial ratios %
Revenue growth	(4)%	27%	24%	4%	(5)%	9%	(4)%
EBITDA %	(14)%	(5)%	3%	4%	9%	4%	(2)%
EBIT%	(15)%	(7)%	1%	0%	5%	0%	(6)%
Return on equity	(23)%	(23)%	2%	0%	25%	2%	(2)%
Equity ratio	51%	43%	41%	45%	49%	53%	47%

8.5	2009 in review and outlook 2010

In 2009 Maconomy achieved revenue of DKK 220.1 million, earnings before depreciation (EBITDA) of DKK 20.1 million and a profit before income tax of DKK 12.5 million

Total revenue declined 5 percent compared to 2008. This was mainly due to a licence revenue decline of 19 percent, which means that this revenue comprised 24 percent of total revenue in 2009. Subscription revenue rose by 10 percent to comprise 36 percent of total revenue, while consulting revenue dropped by 5 percent to make up 38 percent of total revenue.

The two largest potential growth markets for Maconomy – the US and the UK – distinguished themselves with significant licence revenue growth of 50 and 84 percent in 2009, respectively. The other markets declined due to the financial crisis. Licence sales through partners, mainly in new markets, grew by 5 percent. Additionally, the US managed to increase consulting revenue by 57 percent while Denmark recorded more modest growth of 15 percent. Activities in all other markets declined.

Earnings before depreciation (EBITDA) improved from DKK 9.0 million in 2008 to DKK 20.1 million in 2009. Profit before income tax grew from DKK 1.3 million in 2008 to DKK 12.5 million in 2009.

The income tax expense for the year 2009 constituted DKK 9.6 million in income.

The profit of the year after income tax grew from DKK 0.2 million in 2008 to DKK 22.1 million in 2009.

In 2009 the exchange rate development had a positive influence on revenue and, to a lesser extent, on the profit. On aggregate, revenue improved by 6 percent after continuous conversion from local currencies.

The employee base was reduced by 13 employees in 2009 from an average of 224 employees to an average of 211.

8.6	Key events in 2009

•	Cost structure adjusted to market conditions, enabling significantly improved earnings despite lower revenue.

•	Launch of X1 with a focus on usability and client requests.

•	Maconomy celebrated its 20-year anniversary on 1 December.

•	Largest deal in company history made with an existing client.

In 2010 Maconomy expects revenue around DKK 240 million of which licence revenue is expected to constitute DKK 60 million, with earnings before depreciation (EBITDA) of DKK 25 million and an operating profit (EBIT) of DKK 15 million.

8.7	Q1 2010 in review

Maconomy achieved total revenue of DKK 56.7 million in the first quarter of 2010, a 9% increase compared to the same period last year. Software licence revenue increased by 15% while support and maintenance subscriptions grew 7% and consulting revenue grew by 9%.

Earnings before depreciation (EBITDA) amounted to DKK 2.5 million compared to a loss of DKK 0.8 million in the first quarter last year.

Earnings before financial items and income tax (EBIT) was DKK 154,000 in the quarter, an improvement of DKK 3.3 million compared to last year.

Total operating profit margin from operating units increased 37% in the quarter to DKK 17.7 million compared to DKK 13 million in the same period last year.

The double-digit licence revenue growth trend continued in the first quarter, fuelled by a number of large deals with new as well as existing clients within the professional services sector, in line with the growth strategy announced by Maconomy.

8.8	Shareholder information

Stock Exchange:	NASDAQ OMX Copenhagen
Index:	SmallCap
Sector:	Application Software
ID code:	DK0010274174
Ticker:	MACO
Share capital:	DKK 42,888,708
Nominal size:	DKK 2
Number of shares:	21,444,354
Negotiable securities:	Yes

Maconomy’s Share Capital is nominally DKK 42,874,708. There is only one share class and each share of nominally DKK 2 carries one vote.

At year-end 2009, Maconomy had 2,908 shareholders recorded by name corresponding to 94 percent of the shares in Maconomy. The 10 largest shareholders account for 56 percent of the Share Capital.

At year-end 2009, only Henrik Schimming (26.84 percent, directly and indirectly) and Nils Marstrand (5.52 percent, directly and indirectly) had disclosed a shareholding in Maconomy of more than 5 percent.

The board of directors and the board of management held 6,219,828 shares equivalent to 29 percent of the Share Capital at year-end 2009 of which board member Henrik Schimming’s holding (directly or indirectly) accounted for 26.84 percent.

8.9	Stock exchange announcements released in 2010

2 June	Announcement by the board of directors concerning press speculation about a possible offer to acquire Maconomy A/S by Deltek, Inc.

28 April	Maconomy A/S – changes in share capital and votes

28 April	Extract from Minutes of General Meeting

28 April	Annual General Meeting 2010 – election of Chairman and Deputy Chairman

28 April	Interim report for Q1 of 2010

20 April	Notice for the Annual General Meeting

24 March	Maconomy signs significant deal with international marketing communications group

24 February	Consolidated Financial Statements 2009 – Maconomy delivers record-breaking earnings

21 January	Major shareholder information pursuant to Section 29 of the Danish Securities Trading Act

21 January	Major shareholder information pursuant to Section 29 of the Danish Securities Trading Act

9.	Statement by the Board of Directors of Maconomy

The board of directors of Maconomy has unanimously recommended that shareholders of Maconomy accept the Tender Offer. Maconomy shareholders are advised to read the entire statement from the board of directors, which will be available at the NASDAQ OMX website (www.nasdaqomxnordic.com).

10.	Definitions

Danish Companies Act	Act No. 470 of 12 June 2009

Danish FSA	The Danish Financial Supervisory Authority

Danish Securities Trading Act	Consolidation Act No. 795 of 20 August 2009 (as subsequently amended)

Deltek	Deltek, Inc. 13880 Dulles Corner Lane Herndon, VA 20171

(a United States corporation incorporated under the laws of the State of Delaware with Federal identification number 54-1252625)

DKK	Danish Kroner, being the official currency of Denmark

Executive Order	Executive Order No. 221 of 10 March 2010

Maconomy/ the Company	Maconomy A/S (Company reg. no. 13703973) Vordingborggade 18-22 2100 Copenhagen Denmark

Maconomy Group	Maconomy, its subsidiaries and subsidiary undertakings

Maconomy Shares	Shares issued by Maconomy, each with a nominal value of DKK 2. (ISIN code DK0010274174)

NASDAQ OMX	NASDAQ OMX Copenhagen A/S

Offer Date	Thursday, 3 June 2010

Offer Document	This document that relates to the Tender Offer including the acceptance form

Offer Period	The period commencing on Thursday, 3 June 2010 and expiring on Thursday, 1 July 2010, at 08.00 p.m. CET or at the expiry of any extension of the Offer Period

Offer Price	The Maconomy shareholders are offered DKK 20.50 in cash for each Maconomy Share of a nominal value of DKK 2. The Offer Price is reduced by any dividend payment or other distribution made by Maconomy prior to completion of the Tender Offer as described in section 3.3.

Share Capital	The aggregate amount of issued Maconomy Shares as at the Offer Date, including the voting rights attached thereto, being nominally DKK 42,888,708.

Share Option	The right to buy existing Maconomy Shares pursuant to Maconomy’s share option programme.

Stock Exchange Days	Days on which NASDAQ OMX is open for trading

Tender Offer	The recommended, voluntary, conditional, public tender offer that is made to the shareholders of Maconomy on the terms and conditions described in this Offer Document

US or United States	The United States of America, its territories and possessions, any state of the United States and the District of Columbia

US GAAP	Generally accepted accounting principles of the United States.

Warrant	The right to subscribe for new Maconomy Shares pursuant to Maconomy’s warrant programmes.

Herndon, Virginia, USA, 3 June 2010

On behalf of Deltek, Inc.

Kevin Parker

Chairman of the Board, Chief Executive Officer and President

Acceptance of the sale of Shares in Maconomy A/S

(To be submitted to the shareholder’s custodian bank or stockbroker for endorsement and processing)

Acceptance must take place through the shareholder’s custodian bank or stockbroker and must be in Nordea Bank Danmark A/S’s possession not later than Thursday, 1 July 2010, at 08.00 p.m. CET or in case of an extended Offer Period such later date and time as stated in the notice of extension of the Offer Period.

The undersigned represents that the shares sold are free from any and all charges, liens, encumbrances and other third party rights.

Subject to the terms set out in the Tender Offer made by Deltek, Inc. on Thursday, 3 June 2010, I/we the undersigned hereby accept the Tender Offer for payment of DKK 20.50 in cash for each Maconomy Share of a nominal value of DKK 2 and place an order for sale of the following number of shares of DKK 2 nominal value in Maconomy A/S (ISIN securities code DK 0010274174):

No. of Maconomy Shares:

I/we permit the effectuation of the sale by transfer of the Maconomy Shares from my/our custodian account with:

Custodian bank or stockbroker:	VP-account:

The proceeds from the Maconomy Shares sold must be transferred to:

Bank:	Registration No./Account No.

Information about the tendering shareholder and signature:

Name:
Address:
City and postcode:	Registration No./Personal Identification No.:
Telephone:	Date and signature:

The undersigned custodian bank or stockbroker agrees to transfer the above Maconomy Shares to Nordea Bank Danmark A/S if Deltek, Inc. determines in its reasonable discretion that this acceptance form is in accordance with Deltek, Inc.’s Tender Offer dated Thursday, 3 June 2010 for the acquisition of shares in Maconomy A/S and that the conditions to the Tender Offer have been satisfied or waived by Deltek, Inc.:

Registration No.:	CD-identification
Company stamp and signature:

Information to the custodian bank or stockbroker:

Upon the endorsement of this acceptance form, the shareholder’s custodian bank or stockbroker shall not later than by Wednesday, 1 July 2010, at 08.00 p.m. CET (or in case of an extended Offer Period such later date and time as stated in the notice of extension of the Offer Period) have submitted the acceptance of the Tender Offer to:

Nordea Bank Danmark A/S

Securities Operations – CA

Post Box 850

0900 Copenhagen

Denmark

Tel: + 45 33 33 50 92

Fax: + 45 33 33 31 82